# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DarioHealth Corp., CIK 0001533998
CUSIP: 23725P209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 322 W 57TH ST. #33B, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001965743

## Reporting persons
- Tasso Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,009,043; sole dispositive power 0; shared dispositive power 3,009,043; aggregate amount beneficially owned 3,009,043 (6.85% of the class)
  Comment: (1) Tasso Partners, LLC owns the DarioHealth Corp. (the "Issuer") shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.
  
  (2) Consists of (i) 1,762,907 shares of common stock held by the Reporting Person, (ii) shares of Preferred C Stock convertible into 1,222,772 shares of common stock, and (iii) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, and excluding (i) shares of Preferred D-1 stock convertible into 6,506,849 shares of common stock with no voting rights, and (ii) shares of Preferred D-3 stock convertible into 2,228,918 shares of common stock and which are beneficially owned by Dana Carrera, which is the trustee of GCL Family Trust (the "Trust"), and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
  
  (3) The percentage ownership was calculated based on a denominator which is the sum of 43,949,424 Common Stock outstanding as of the filing date of this report.
- Dana Carrera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,009,043; sole dispositive power 125,000; shared dispositive power 3,009,043; aggregate amount beneficially owned 3,519,043 (7.94% of the class)
  Comment: Tasso Partners, LLC owns the DarioHealth Corp. (the "Issuer") shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.
  
  (2) Consists of (i) 1,762,907 shares of Common Stock held by the Reporting Person, (ii) shares of Preferred C Stock convertible into 1,222,772 shares of common stock, and (iii) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, and excluding (i) shares of Preferred D-1 stock convertible into 6,506,849 shares of common stock with no voting rights, and (ii) shares of Preferred D-3 stock convertible into 2,228,918 shares of common stock and which are beneficially owned by Dana Carrera, which is the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
  
  (3) Consists of 125,000 shares of Common Stock owned by the Trust, which are beneficially owned by Dana Carrera, the trustee of the Trust.
  
  (4) Consists of (i) 1,887,907 shares of Common Stock held by the Reporting Person, (iii) shares of Preferred C Stock convertible into 1,222,772 shares of common stock, (iii) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, and (iv) warrants to purchase 385,000 shares of common stock owned by the Trust, and excluding (i) shares of Preferred D-1 stock convertible into 6,506,849 shares of common stock with no voting rights, and (ii) shares of Preferred D-3 stock convertible into 2,228,918 shares of common stock, which are beneficially owned by Dana Carrera, the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
  
  (5) The percentage ownership was calculated based on a denominator which is the sum of (i) 43,949,424 shares of common stock outstanding as of the filing date of this report, (ii) 1,887,907 shares of Common Stock held by the Reporting Person, (iii) shares of Preferred C Stock convertible into 1,222,772, (iv) shares of Preferred C-2 Stock convertible into 23,364 shares of common stock, and (v) warrants to purchase 385,000 shares of common stock, which are beneficially owned by Dana Carrera and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

## Item 1. Issuer
Name of issuer: DarioHealth Corp.
Address of issuer's principal executive offices: 322 W 57TH ST. #33B NEW YORK, NY, 10019

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of:
(1) Tasso Partners, LLC
(2) Dana Carrera

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is:

P.O. Box 503
Rumson, NJ 07760
Citizenship: Citizenship: Tasso Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dana Carrera is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tasso Partners, LLC - 3,009,043 shares of common stock
Dana Carrera - 3,519,043 shares of common stock
Percent of class:
Tasso Partners, LLC - 6.85%
Dana Carrera - 7.94%
Sole power to vote or to direct the vote:
Tasso Partners, LLC - 0
Dana Carrera - 125,000
Shared power to vote or to direct the vote:
Tasso Partners, LLC - 3,009,043
Dana Carrera - 3,009,043
Sole power to dispose or to direct the disposition:
Tasso Partners, LLC - 0
Dana Carrera - 125,000
Shared power to dispose or to direct the disposition:
Tasso Partners, LLC - 3,009,043
Dana Carrera - 3,009,043

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Tasso Partners, LLC owns the Issuer shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera is the trustee of the Trust and controls Tasso Capital, LLC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tasso Partners, LLC: /s/ Dana Carrera, Dana Carrera/Manager of Tasso Capital, LLC, which controls Tasso Partners, LLC (05/13/2025)
- Dana Carrera: /s/ Dana Carrera, Dana Carrera (05/13/2025)